GREAT BASIN GOLD LTD.                       CORNUCOPIA RESOURCES LTD.
STE. 1020-800 WEST PENDER STREET            STE. 540-355 BURRARD STREET
VANCOUVER, BC V6C 2V6                       VANCOUVER, BC V6C 2G8
TEL 604-684-6365 (1-800-667-2114)           TEL  604-687-0619 (1-800-436-4404)
FAX 604-684-8092                            FAX  604-681-4170

February 10, 1998

            DRILL CORE SAMPLING OF GOLD AND SILVER MINERALIZED
                     INTERSECTIONS UNDERWAY AT IVANHOE

Nathan A. Tewalt, Chief Executive Office of Great Basin Gold Ltd. (GBG: VSE;
GBGLF: NASDAQ) and Andrew F. B. Milligan, President and Chief Executive Officer of Cornucopia Resources Ltd. (CNP: TSE; CNPGF: NASDAQ) announce that initial core drilling at their Ivanhoe Property (75% GBG: 25% CNP) located on the Carlin Trend, Nevada has intersected eptihermal, multi-stage quartz veins hosting visible gold and silver mineralization within intervals ranging from 2 feet to over 20 feet in three of six vertical core holes drilled. The northwest-trending structural system intersected is in upper plate Valmy Formation rocks and likely represents a feeder system to the overlaying 3 million ounce mineral resource of the Hollister Deposit. For this initial drilling, whole core intervals are being recommended to be sampled and assayed to obtain the representative gold and silver values within these intervals. The Boards of Directors wish to update shareholders on the current status of the drill program at this point.

Great Basin Gold believes that the Valmy gold-silver system intersected is an analogue to the precious metals-rich Ken Snyder (Midas) Deposit, located 15 miles to the northwest and therefore the Company plans to make this Valmy system a primary target for extensive drilling in the coming months. The gold and silver bearing structure intersected is believed to be but one of a series of northwest and northeast trending, steeply dipping mineralized conduits on the Ivanhoe Property.

Dr. Lawrence T. Larson, former professor and Department Head of the Department of Geology (Mackay School of Mines), University of Nevada, Reno, now in private practice, has been retained by Great Basin Gold to complete preliminary petrographic and scanning electron microscopy/microprobe examinations on samples of the drill core. Mineralization identified to date includes gold-rich electrum and silver-bearing minerals such as naumannite, aguilarite, stromeyerite, and tetrahedrite. Other characteristic minerals include pyrite, marcasite, sphalerite, chalocopyrite, chalcocite, and covellite. These minerals occur in varying concentrations and proportions in banded to brecciated quartz vein structures and fissures filled dominantly with quartz-kaolinite-adularia-sericite.

In light of the identification of gold and silver mineralization within the current drill intercepts, the services of Chemex Labs Ltd. have been retained to recommend a sampling and assay protocol for the drill core from the initial six holes. After very detailed core logging, photographic documentation, and petrography is completed by Great Basin Gold geologists, Chemex has recommended that senior Chemex personnel complete sampling of whole core over select intervals. Chemex will then prepare the samples by crushing to -10 mesh and riffle splitting to 1 kilogram pulp aliquots for screen metallics assay at +150 and -150 mesh. The total oversize fraction (+150 mesh) will be analyzed by fire assay followed by a gravimetric


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finish for gold and silver, while the undersize fraction (-150 mesh) will be subject to 3 one assay ton fire assays with a gravimetric finish for gold and silver. The +150 mesh results will be added to the average of 3 assays for the -150 mesh samples to calculate total gold and silver grades for each sample. Cleaning rock sand will be run between each sample and this sand material will be assayed to identify any potential cross contamination. As well, all samples will undergo a 32 element ICP analysis. Assay results are expected to be available for reporting in approximately two weeks.

Although nearly 900 historical holes have been drilled in the greater Hollister area of the Ivanhoe Property, most of this drilling went into delineation of shallow oxide gold resources in the near surface volcanics, with very few of these historical holes penetrating the underlying Valmy Formation. Despite little previous attention to the Valmy, 34 of these historic drill holes (mainly reverse circulation) intercepted at least 5 feet grading 0.20+ ounces gold/ton in Valmy rocks, across an area measuring 3600 feet by 2800 feet. The recognition by Great Basin Gold of the Valmy intercepts as Ken Snyder-style mineralization combined with the likelihood of these zones being the feeder systems to the 3 million ounce Hollister Deposit mineral inventory located in the overlying volcanics, points to the high potential for the delineation of an extensive high grade Valmy gold-silver system on the Ivanhoe Property.

Great Basin Gold plans to aggressively pursue exploration of the Valmy targets as the weather improves. In addition, an extensive drill hole database in overlying volcanics will be combined with an emerging Valmy geologic model to target even deeper gold zones in the lower plate carbonate rocks which lie below classic carbonate hosted Carlin-type deposits found along the Carlin Trend. In summary, the Ivanhoe Property is being explored for Ken Snyder-type systems in upper plate Valmy rocks and also in two areas for deeper Post-Betze-type analogues in lower plate carbonate rocks.

ON BEHALF OF THE BOARDS OF DIRECTORS


/s/ NATHAN A. TEWALT                    /s/ ANDREW F. B. MILLIGAN
Nathan A. Tewalt                        Andrew F. B. Milligan
Chief Executive Officer                 President & CEO
GREAT BASIN GOLD LTD.                   CORNUCOPIA RESOURCES LTD.


The Vancouver Stock Exchange has neither approved nor disapproved the information contained in this news release.


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

                                                    CORNUCOPIA RESOURCES LTD.
                 Suite 540 - 355 Burrard Street, Vancouver, BC Canada V6C 2G8
                         Telephone: (604) 687-0619  Facsimile: (604) 681-4170

NEWS RELEASE

INVESTOR RELATIONS: KARYN BACHERT                NASDAQ TRADING SYMBOL: CNPGF
                    1.800.436.4404 TSE TRADING SYMBOL: CNP WWW.CORNUCOPIA-RESOURCES.COM

FOR IMMEDIATE RELEASE                                       FEBRUARY 25, 1998

 BONANZA - GRADE GOLD INTERCEPT REPORTED FROM CORNUCOPIA'S IVANHOE PROPERTY

Vancouver, BC - Andrew F. B. Milligan, President and Chief Executive Officer of Cornucopia Resources Ltd. (CNP: TSE; CNPGF: NASDAQ) is pleased to announce highly encouraging assay results from select vein intercepts in three of six core holes recently completed by its joint venture partner, Great Basin Gold Ltd., operator of the Ivanhoe project located on the Carlin Trend, Nevada. Great Basin is earning a 75% interest in the property by spending US $2.8 million on exploration.

The initial drill program consisted of a fence of six vertical holes drilled on 25 foot spacings across an area of known, gold-bearing feeder structures. This program was designed to test the feeder structures at moderate depths before drilling down through Valmy Formation rocks towards potential high-grade, lower plate, carbonate-hosted gold deposits at greater depth. Great Basin utilized the latest drilling technology to obtain excellent core recovery and successfully complete all holes in an area where historic drilling produced either poor sample recovery or resulted in lost holes. To prevent potential sample bias and maximize sample size, whole core was taken, under the supervision of Chemex Labs Ltd., from select intervals in three of the six core holes. Assay result highlights from 134.7 feet of the whole core samples analyzed are listed below, while the balance of results from 2,246 feet of core utilizing half core for analysis are expected in March.


---------------------------------------------------------------------------------------------
                                                           GOLD                 SILVER
DRILL          FROM    TO    INTERCEPT  INTERCEPT  --------------------  --------------------
HOLE          (FEET) (FEET)   (FEET)     (METRES)  (OZ./TON)  (G/TONNE)  (OZ./TON)  (G/TONNE)
---------------------------------------------------------------------------------------------
IH-002        961.5  994.7     33.2        10.12      0.132       4.53        3.2        110
        incl. 968.0  976.0      8.0         2.44      0.243       8.33        1.8         62
         also 984.5  990.0      5.5         1.68      0.178       6.10       13.4        460
---------------------------------------------------------------------------------------------
IH-003        975.4  984.7      9.3         2.83      0.278       9.53        2.1         72
---------------------------------------------------------------------------------------------
IH-004        607.1  617.7     10.6         3.23      4.964     170.23       47.8       1639
        incl. 613.1  617.7      4.6         1.40     11.130     381.69      103.4       3546
              634.5  647.1     12.6         3.84      1.635      56.07       39.0       1337
---------------------------------------------------------------------------------------------

Further drilling of the gold-rich feeder structures is required before true width calculations can be accurately completed.


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Careful core logging and detailed microscopic and microprobe analysis indicates that the high grade gold-silver mineralization intersected in Valmy Formation rocks in this initial drilling is very similar to the recently discovered Ken Snyder Mine located 15 miles northwest of Ivanhoe on the Midas Property owned by Franco-Nevada and Euro-Nevada Mining Corporations. Most importantly, the Valmy mineralization at Ivanhoe and the Midas system are both characterized by coarse-gold as electrum with locally abundant silver mineralization occurring as naumannite and aguilarite within finely banded quartz veining. A recently announced high grade intersection from the Midas Property was 3 feet grading 12.91 oz gold per ton and 65.73 oz silver per ton; a result similar to Great Basin's drill hole IH-004.

At Ivanhoe the potential for the Valmy Formation to host a mineralized system similar to the underground Ken Snyder Mine is very significant. Although the Ken Snyder deposit is contained within a narrow corridor of multiple veins averaging only 3 to 5 feet thick, the current mineable reserves calculated at US $300 per oz gold and US $6 per ounce silver, are 2.17 million tons, grading 1.04 oz gold per ton and 11.65 oz silver per ton containing 2.25 million ounces of gold and 24.3 million ounces of silver. In today's environment of depressed gold prices, the importance of having "quality ounces" is obvious. At Midas, the US $84 million, 500 ton per day Ken Snyder Mine is scheduled for commercial production in mid-1999 at a rate of 250,000 ounces of gold equivalent per year. Cash operating costs are forecast to be under US $80 per ounce, which will make the Ken Snyder Mine one of the lowest cost gold producers in the world.

At Ivanhoe, nearly 900 historic holes have delineated a near surface, 3 million ounce gold mineral inventory in the Hollister Resource area. Although very few of these drill holes penetrated down to the underlying Valmy Formation, 34 holes (mainly reverse circulation drilling) intercepted at least 5 feet grading +0.20 ounces gold/ton in Valmy rocks across an area measuring 3,600 feet by 2,800 feet. The recognition of these Valmy intercepts as possible Ken Snyder-style mineralization points to the high potential for the delineation of an extensive, high-grade Valmy gold-silver system on the Ivanhoe Property. Now that the significance of the discovery has been recognized, the joint venture partners plan to aggressively pursue exploration of the Valmy system and make it a primary target for extensive drilling.

In addition, extensive work to date on the property continues to show excellent potential for discovery below the Valmy Formation of a classic, carbonate-hosted Carlin-type deposit as found elsewhere along the Carlin Trend. In the coming months, the Ivanhoe Property will be explored for both Ken Snyder-style systems in upper plate Valmy rocks and for deeper Post-Betze-style analogues in lower plate carbonate rocks.

The Company also announces that Robert F. Dunlop has resigned as a director. Mr. Dunlop has retired from active business and has taken up residence in Cyprus.

Cornucopia also owns and operates the Mineral Ridge Gold Mine in Esmeralda County, Nevada where mining operations have been temporarily suspended but residual leaching and the production of gold continues.

ON BEHALF OF THE BOARD OF DIRECTORS


/s/ ANDREW F. B. MILLIGAN
Andrew F. B. Milligan
President and CEO
CORNUCOPIA RESOURCES LTD.


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